UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PMC-Sierra, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

69344F106

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69344F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,847,255

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 17,847,255

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,847,255

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.88%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,311,919

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 11,311,919

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,311,919

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.63%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,183,358

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,183,358

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,183,358

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.58%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,847,255

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,847,255

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,847,255

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.88%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,847,255

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,847,255

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,847,255

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.88%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the second amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 17, 2012 and amended by Amendment No. 1 filed by the Reporting Persons with the SEC on November 9, 2012 (the “Statement”) with respect to the common stock, $0.001 par value (the “Shares”), of PMC-Sierra, Inc. (the “Issuer” or the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On January 10, 2013, the Issuer and Relational Investors LLC (“Relational”) and certain affiliates of Relational entered in to a mutual cooperation agreement (the “Cooperation Agreement”) giving Relational an option to appoint one director to serve on the Issuer’s Board of Directors (the “Board”) and on its Compensation Committee.

The Cooperation Agreement provides Relational with an option to appoint Relational’s Principal and Co-Founder, Ralph Whitworth, or Kirt Karros, a Principal and Managing Director.  This option may be exercised at Relational’s election from August 1, 2013 through thirty days prior to the expiration of the notice period specified in the Issuer’s advance notice bylaw related to nominations of directors at the 2014 Annual Meeting of Stockholders.  Should either Mr. Whitworth or Mr. Karros (the “Nominee”) join the Issuer’s Board, the Issuer agrees to re-nominate Relational’s appointee at the Issuer’s 2014 Annual Meeting of Stockholders for a customary one-year term.

The Cooperation Agreement also contains customary standstill provisions, including, among others, that provides that for its duration Relational or its affiliates will not: (a) submit any nominations for election to the Board or stockholder proposals; (b) make, participate in or encourage a solicitation of proxies; (c) initiate, propose or otherwise solicit any stockholder proposals; (d) seek election or appointment to, or representation on, or nominate or propose the nomination of any candidate to, the Board (other than as described above), or seek the removal of any member of the Board; (e) act alone or in concert with others to control or seek to control the management or Board of the Issuer; (f) participate in, or take any action pursuant to, any “stockholder access” proposal; (g) own or seek to own more than 12% of the outstanding Voting Securities of Issuer; (h) make any public statement or public disclosure regarding any intent, purpose, plan or proposal relating to the Board, Issuer, its management, affairs or policies or any of Issuer’s securities or assets that is inconsistent with the Cooperation Agreement provisions; or (j) seek, propose, participate in, support or facilitate any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets or other extraordinary transaction involving Issuer.

The Cooperation Agreement will terminate on July 1, 2014; however, in the event the Nominee is appointed to the Board as described above, the termination date shall be the later of (a) thirty (30) days prior to the expiration of the notice period specified in the Issuer’s advance notice bylaw related to nominations of directors at the 2015 annual meeting of stockholders of the Issuer, or (b) the date on which the Nominee is no longer serving on the Board. Notwithstanding the foregoing, if the Nominee is a director and the Board determines not to nominate the Nominee for reelection to the Board at the 2015 Annual Meeting or at any subsequent annual meeting, the Issuer shall give the Nominee and Relational notice of such determination not less than thirty (30) days prior to the last day of the notice period specified in the Issuer’s advance notice bylaw related to nominations of directors at such meeting.  The Nominee covenants and agrees to offer to tender his resignation from the Board within five (5) business days of (a) Relational and its affiliates ceasing to own at least 9,000,000 Shares or (b) a breach of the Cooperation Agreement by Relational or its affiliates.

A copy of the Cooperation Agreement is included as an Exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit C – Letter agreement among Issuer, Relational and certain affiliates of Relational, dated as of January 10, 2013.
(incorporated by reference to Exhibit 99.1 to Issuer’s Current Report on Form 8-K dated January 10, 2013)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2013

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder